U.S. SECURITIES AND  EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                 (Check One):

[ ] Form 10-K      [ ] Form 20-F    [X] Form 10-Q and 10-QSB    [ ] Form N-SAR
                   For Period Ended: September 30, 1997
______________________________________________________________________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
______________________________________________________________________________

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
______________________________________________________________________________

Part I - Registrant Information

Full Name of Registrant:                  Astrocom Corporation

Address of Principal Executive Office:    2700 Summer Street N.E.
                                          Minneapolis, MN 55413-2820
______________________________________________________________________________

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [ ]

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
______________________________________________________________________________

Part III - Narrative

State below in reasonable detail the reasons why Form 10-QSB could not be filed within the prescribed period.

The delay is due to the completion of certain adjustments necessary for a proper presentation of the third quarter and year-to-date results.
______________________________________________________________________________

Part IV - Other Information

      (1) Name and telephone number of person to contact in regard to this notification:

            Sherri D. Ulland              Telephone Number: (612) 336-9337

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                [X] Yes [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [X] Yes [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      See Part III above; such changes were reflected in the form 10-QSB for the period ended 6/30/97.
                             ASTROCOM CORPORATION
                 (Name of Registrant as specified in charter)

has caused this Form 12b-25 to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 14, 1997            ASTROCOM CORPORATION


                              By Ronald B. Thomas
                                 Ronald B. Thomas, Chief Executive Officer